UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                              Movado Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  624580 10 6
                                (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Gedalio Grinberg
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                           (b)
------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER
     2,019,077
------------------------------------------------------------------------
6    SHARED VOTING POWER
     60,530
-------------------------------------------------------------------------
7    SOLE DIPOSITIVE POWER
     2,019,077
-------------------------------------------------------------------------
8    SHARED DISPOSITIVE POWER
     60,530
-------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSONAL
    2,079,607
-------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

    98,340 shares held by Gedalio Grinberg's wife as to which shares he disclaims beneficial ownership.
-------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    18.38%
-------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Efraim Grinberg
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                           (b)
------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER
     553,001
------------------------------------------------------------------------
6    SHARED VOTING POWER
     487,220
-------------------------------------------------------------------------
7    SOLE DIPOSITIVE POWER
     553,001
-------------------------------------------------------------------------
8    SHARED DISPOSITIVE POWER
     487,220
-------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSONAL
    1,020,221
-------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

-------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    10.06%
-------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN

Item 1(a)                 Name of Issuer:
                          --------------

                          Movado Group, Inc.

Item 1(b)                 Address of Issuer's Principal Executive Offices:
                          -----------------------------------------------

                          125 Chubb Avenue
                          Lyndhurst, New Jersey 07071

Item 2(a)                 Name of Persons Filing:
                          ----------------------

                          Gedalio Grinberg
                          Efraim Grinberg

Item 2(b)                 Address of Principal Business Office or, if none,
                          Residence:
                          ------------------------------------------------

                          125 Chubb Avenue
                          Lyndhurst, New Jersey 07071

Item 2(c)                 Citizenship:
                          -----------

                          United States citizens.

Item 2(d)                 Title of Class of Securities:
                          ----------------------------

                          Common Stock, par value $.01 per share

Item 2(e)                 CUSIP No.:
                          ---------

                          624580 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                          This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4                    Ownership:
                          ---------

         (a)              Amount Beneficially Owned:

                          Gedalio Grinberg:  2,079,607 shares(1)
                          Efraim Grinberg:   1,020,221 shares(2)

         (b)              Percent of Class:

                          Gedalio Grinberg:  18.38%
                          Efraim Grinberg:    10.06%

         (c)              Number of shares as to which such person has:

                          (i)  Sole power to vote or to direct the vote:

                               Gedalio Grinberg:          2,019,077
                               Efraim Grinberg:             533,001

                         (ii)  Shared power to vote or to direct the vote:

                               Gedalio Grinberg:             60,530
                               Efraim Grinberg:             487,220

                        (iii) Sole power to dispose or to direct the disposition of:

                               Gedalio Grinberg:          2,019,077
                               Efraim Grinberg:             533,001

                         (iv) Shared power to dispose or to direct the disposition of:

                               Gedalio Grinberg:             60,530
                               Efraim Grinberg:             487,220

1        Of the 2,079,607 shares reported as beneficially owned by Mr. G.
Grinberg, 5,625 are shares of Common Stock, par value $.01 per share ("Common Stock") owned by Mr. G. Grinberg individually and 55,752 are shares of Common Stock held under the Company's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares. The balance of Mr. G. Grinberg's shares are shares of Class A Common Stock, convertible on a one-for-one basis into shares of Common Stock. Included in total number of shares of Class A Common Stock are 4,778 owned by The Grinberg Family Foundation, a non-profit corporation of which Mr. G. Grinberg, his wife and Mr. Leonard L. Silverstein are the directors and as to which shares these three individuals have shared investment and voting power. Mr. G. Grinberg disclaims beneficial ownership as to the shares owned by The Grinberg Family Foundation and as to the shares held under the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

2        Of the 1,020,221 shares reported as beneficially owned by Mr. E.
Grinberg, 1,875 are shares of Common Stock, par value $ .01 per share ("Common Stock"), 120,000 are shares of Common Stock which he has the right to acquire by the exercise of options under the Issuer's Stock Incentive Plan, and 55,752 are shares of Common Stock, held under the Company's 401 (k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares. The balance of Mr. E. Grinberg's shares are shares of Class A Common Stock, convertible on a one-for-one basis into shares of Common Stock. Included in Mr. E. Grinberg's total number of shares of Class A Common Stock are: an aggregate of 281,653 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr. E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr. E. Grinberg includes an aggregate of 431,468 shares of Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is co-trustee with Mr. Leonard L. Silverstein. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Leonard L. Silverstein with respect to the shares held by such trusts. Mr. E. Grinberg disclaims beneficial ownership as to the 477,107 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee and of the 55,752 shares held under the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

Item 5       Ownership of Five Percent or Less of a Class:
             --------------------------------------------

             Not applicable

Item 6       Ownership of More Than Five Percent on Behalf of Another
             Person:
             --------------------------------------------------------

             See Item 4

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company:

             Not applicable

Item 8       Identification and Classification of Members of the Group:
             ---------------------------------------------------------

             Not applicable

Item 9       Notice of Dissolution of Group:
             ------------------------------

             Not Applicable

Item 10      Certification:
             -------------

             Not Applicable

                                   SIGNATURE
                                   ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 3, 1998




                                                     /s/Gedalio Grinberg
                                                     -------------------




                                                     /s/ Efraim Grinberg
                                                     -------------------

                                   EXHIBITS
                                   --------

Exhibit 1    Joint Filing Agreement

                                                                     Exhibit 1
                                                                     ---------

                            JOINT FILING AGREEMENT
                            ----------------------

         We, the signatories of the statement on Schedule 13G to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated:   February 3, 1998





                                                     /s/ Gedalio Grinberg
                                                     --------------------



                                                     /s/ Efraim Grinberg
                                                     -------------------